UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 1, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.           A Stock Exchange Announcement dated 01 February 2019 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.           A Stock Exchange Announcement dated 01 February 2019 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.           A Stock Exchange Announcement dated 04 February 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.           A Stock Exchange Announcement dated 06 February 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.           A Stock Exchange Announcement dated 19 February 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.           A news release dated 20 February 2019 entitled ‘VODAFONE COMPLETES WORLD’S FIRST CONNECTION OF 5G SMARTPHONES TO ITS NETWORK’

7.           A news release dated 21 February 2019 entitled ‘VODAFONE’S SUPER WI-FI BANISHES BROADBAND BLACKSPOTS’

8.           A Stock Exchange Announcement dated 21 February 2019 entitled ‘VODAFONE ITALIA AND TELECOM ITALIA INTEND TO ENTER INTO A NETWORK SHARING PARTNERSHIP’

9.           A news release dated 25 February 2019 entitled ‘AT&T AND VODAFONE BUSINESS TEAM UP TO DRIVE INTERNET OF THINGS (IOT) CONNECTIVITY IN THE AUTOMOTIVE INDUSTRY’

10.  A news release dated 25 February 2019 entitled ‘ARM AND VODAFONE COMMIT TO WORK TOGETHER TO SIMPLIFY INTERNET OF THINGS (IOT) DEPLOYMENT’

RNS Number: 8407O

Vodafone Group Plc

01 February 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2019:

Vodafone’s issued share capital consists of 28,815,252,478 ordinary shares of US$0.20 20/21 of which 2,094,856,442 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,720,396,036. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 8542O

Vodafone Group Plc

01 February 2019

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		15,090,640
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		15,880
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,074,760

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

BLOCK LISTING SIX MONTHLY RETURN

Date: 01 February 2019

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 August 2018	To:	31 January 2019
Balance of unallotted securities under scheme(s) from previous return:		76,163
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,310
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		70,853

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0) 1635 33251

RNS Number: 0125P

Vodafone Group Plc

04 February 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3641	40,000

d)	Aggregated information: volume, Price	Aggregated volume: 40,000 Ordinary shares Aggregated price: GBP 54,564
e)	Date of the transaction	2019-01-30
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities
a)	Name	Sanjiv Ahuja
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code

Vodafone Group Plc American Depositary Receipts (“ADRs”).

Each ADR represents ten ordinary shares in Vodafone Group Plc with a nominal value of US$0.20 20/21 each (“Shares”).

ADRs — ISIN: US92857W3088

Shares - ISIN: GB00BH4HKS39

b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD 18.1944	14,000

d)	Aggregated information: volume, Price	Aggregated volume: 14,000 ADRs Aggregated price: USD 254,721.60
e)	Date of the transaction	2019-02-01
f)	Place of the transaction	Nasdaq Stock Market

RNS Number: 2859P

Vodafone Group Plc

06 February 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.388989	24

d)	Aggregated information: volume, Price	Aggregated volume: 24 Ordinary shares Aggregated price: GBP 33.34
e)	Date of the transaction	2019-02-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.388989	664

d)	Aggregated information: volume, Price	Aggregated volume: 664 Ordinary shares Aggregated price: GBP 922.29
e)	Date of the transaction	2019-02-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.388989	75

d)	Aggregated information: volume, Price	Aggregated volume: 75 Ordinary shares Aggregated price: GBP 104.17
e)	Date of the transaction	2019-02-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.388989	336

d)	Aggregated information: volume, Price	Aggregated volume: 336 Ordinary shares Aggregated price: GBP 466.70
e)	Date of the transaction	2019-02-01
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.40635136	33,185

d)	Aggregated information: volume, Price	Aggregated volume: 33,185 Ordinary shares Aggregated price: GBP 46,669.77
e)	Date of the transaction	2019-02-06
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 5140Q

Vodafone Group Plc

19 February 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of Shares and Conditional Award of Shares

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The awards are in connection with the conditional share awards granted on 17 February 2017 by the Company. The vesting of the award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Vodafone Business Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.4262	343,522
		GBP 1.4262	161,869

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 343,522 Ordinary shares

Aggregated price of shares acquired: GBP 489,931.08

Aggregated volume of shares sold: 161,869 Ordinary shares

Aggregated price of shares sold: GBP 230,857.57

e)	Date of the transaction	2019-02-18
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

Conditional awards of shares were granted to the below participants on 15 February 2019 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 15 February 2021.  The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 15 February 2021.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3964	486,471

d)	Aggregated information: volume, Price	Aggregated volume: 486,471 Ordinary shares Aggregated prices: GBP 679,308.10
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 15 February 2021.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3964	214,838

d)	Aggregated information: volume, Price	Aggregated volume: 214,838 Ordinary shares Aggregated prices: GBP 299,999.78
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 15 February 2021.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3964	230,600

d)	Aggregated information: volume, Price	Aggregated volume: 230,600 Ordinary shares Aggregated prices: GBP 322,009.84
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 15 February 2021.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3964	179,031

d)	Aggregated information: volume, Price	Aggregated volume: 179,031 Ordinary shares Aggregated prices: GBP 249,998.89
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 15 February 2021.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.3964	429,676

d)	Aggregated information: volume, Price	Aggregated volume: 429,676 Ordinary shares Aggregated prices: GBP 599,999.57
e)	Date of the transaction	2019-02-15
f)	Place of the transaction	Outside of trading venue

RNS Number: 6203Q

Vodafone Group Plc

20 February 2019

VODAFONE COMPLETES WORLD’S FIRST CONNECTION OF 5G SMARTPHONES TO ITS NETWORK

•                  First commercial 5G smartphone trials in Madrid and Barcelona ahead of Mobile World Congress.

•                  Vodafone’s mobile network in Europe is ready to be upgraded to 5G as the operator prepares for 2019 launch in major European cities.

•                  5G network delivering 1.5 Gigabits per second (Gbps) download speeds in Barcelona will be showcased during Mobile World Congress.

Mobile World Congress, 20 February 2019 - Vodafone has become the world’s first operator to connect 5G smartphones to its live 5G network. Vodafone is preparing to launch 5G in a number of European cities during the second half of 2019.

Vodafone has successfully completed trials over a four-week period with three 5G smartphones that will be launched in 2019.

Vodafone was able to make a seamless 4K video call on its network during the trial, utilising 5G download speeds that will be up to 10 times faster than 4G is today.

Both the smartphones and Vodafone’s 5G network were fully compliant with the latest version of the industry standard for Non-Standalone 5G - 3GPP’s ‘Release 15’, which was only approved in December 2018.

Vodafone has already rolled out a 5G network in the city centre of Barcelona. During Mobile World Congress, which starts on 25 February, a car will drive around the city streets measuring and reporting the 1.5Gbps speeds that the network is already delivering.

Vodafone is ready to launch 5G in a number of European cities during the second half of 2019.

Vodafone has invested in single Radio Access Network technology across 98% of its European 4G footprint. That will make it much simpler for Vodafone to add 5G on top of its existing 4G network in future. Additionally, Vodafone has been participating in 5G spectrum auctions in its European operating markets. More than two-thirds of Vodafone’s single RAN sites within major European cities already have sufficient backhaul to support 5G network speeds.

Vodafone has also been trialling 5G technology in its major European markets:

•                  Vodafone has invested €90 million in Milan to build the first 5G network in Italy, covering over 80% of the city. It has launched 31 5G use cases to date working with 38 industrial and public sector partners. The use cases cover the fields of health and wellbeing; security and surveillance; smart energy and smart cities; mobility and transport; manufacturing and industry 4.0; education; entertainment; and the digital divide. The use cases include a 5G Connected Ambulance developed with San Raffaele hospital; Europe’s first live 5G news broadcast with Sky; and a self-driving robotic vehicle delivering books at the Polytechnic University of Milan campus. Vodafone has also allocated €10 million over four years for the ‘Action for 5G’ competition for start-ups, SMEs and social businesses.

•                  Vodafone UK is trialling 5G in seven cities and successfully completed the country’s first holographic call in September 2018 when England and Manchester City Women’s Captain, Steph Houghton MBE who broadcast from Manchester to Vodafone’s headquarters in Newbury, Berkshire in order to give footballing tips to 11-year-old Manchester City and Lionesses fan, Iris.

•                  Vodafone Germany won the international Paul Pietsch Award in 2019 for its work in making the 5G standard fit for connected and autonomous driving in future utilising its 5G Mobility Lab and auto test track near Dusseldorf. It is now working with German broadcaster WDR to test the distribution of TV and Video on Demand content over 5G.

•                  Vodafone Spain, which completed the world’s first 5G call at Mobile World Congress in 2018, has 5G cell sites across six cities. The company is also supporting the development of 5G connected surgery in Spain working with L’Hospital Clinic in Barcelona to enable a specialist surgeon to guide an operation by another surgeon without being physically present.

Johan Wibergh, Chief Technology Officer of Vodafone Group, said:

“Vodafone’s networks are increasingly ready for 5G, which will enable us to deliver significant benefits over time for consumers, businesses and society. Our focus now is on optimising the customer experience before we launch 5G in some European cities later this year.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 44 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 6636Q

Vodafone Group Plc

21 February 2019

VODAFONE’S SUPER WIFI BANISHES BROADBAND BLACKSPOTS

Mobile World Congress — Thursday 21 February 2019  Vodafone today announced the launch of Super WiFi, a smart home network that delivers a fast, reliable, Wi-Fi signal to every corner of the home. Super WiFi uses easy-to-install small extenders, strategically placed throughout the house, to deliver a consistent signal in every room. Depending on the size of the house, up to three extenders should ensure that everyone can do exactly what they want to do online, wherever they want, whenever they want.

Unlike standalone plug-ins available on the high street, the Super WiFi network is managed by the cloud. This means the extenders connect seamlessly and simply to Vodafone’s home broadband router, creating a smart, dynamic network that adjusts automatically to deliver the best possible connection to each type of device, whether it is a mobile, laptop or connected TV. Cloud-based self-learning algorithms means the network is constantly improving over time, and able to respond to internal and external changes. Not only can it switch between channels to deliver the strongest available signal, it is also able to detect electronic interference from other devices and adapt to compensate.

The smart network can be monitored and controlled through the Super WiFi app, and it is also able to identify and solve the most common Wi-Fi problems that may arise — with Vodafone’s customer care team available to tackle any remaining issues remotely.

Ahmed Essam, Vodafone Group’s Chief Commercial and Strategy Officer, said: “We know that the vast majority of people’s broadband issues are actually down to poor Wi-Fi signals in their homes — around a quarter of calls into customer care are about Wi-Fi issues. Super WiFi is a simple way to address these problems and give our customers the best possible connection in every room of their house, every day of the week.”

Over three-quarters of European families in a recent survey1 reported Wi-Fi related issues in their home. Broadband speeds into the home may be getting faster, but many users still have problems with buffering, latency and download speeds. This is partly because of the increasing number of devices in the average household, along with the fact that thick internal walls or interference from other electronic equipment can weaken or even completely block the Wi-Fi signal from the router. Of those who took part in the survey, a third (33%) of customers claimed that their Wi-Fi was slower in some rooms than others, while 28% had difficulty in establishing a connection in some places in the house all together.

Super WiFi will be available from Vodafone Spain in the next few weeks, and will roll out across other major European markets over the summer. Vodafone currently has approximately 21 million fixed broadband customers.

1 Research carried out by Bryter for Vodafone, surveying 3,000 customers in 10 European markets

- ends -

Notes to Editors

Vodafone will be showcasing Super WiFi at Mobile World Congress in Barcelona from Monday 25 — Thursday 28 February. The Vodafone Group stand will be in Hall 3, 3D 30.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 44 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 7983Q

Vodafone Group Plc

21 February 2019

VODAFONE ITALIA AND TELECOM ITALIA INTEND TO ENTER INTO A NEW
NETWORK SHARING PARTNERSHIP

•                  Vodafone Italia (“Vodafone”) and Telecom Italia Group (“TIM”) (together, the “Parties”) intend to enter into an active network sharing partnership for 5G, to consider active sharing for 4G and to expand their existing passive sharing agreement to enable faster deployment of 5G over a wider geographic area at a lower cost

•                  The Parties intend to co-operate on the upgrade of their respective fibre transmission networks for mobile backhaul

•                  The Parties intend to evaluate the combination of their 22,000 passive towers in Italy into a single entity

•                  The Parties have signed an MoU and agreed to enter into exclusive discussions

Vodafone and TIM announced today that they have signed a Memorandum of Understanding (“MoU”) outlining non-binding terms in relation to a potential partnership for active network sharing (the “Active Sharing Project”) and an expansion of their existing passive sharing agreement (the “Passive Sharing Agreement”).

The Parties are also evaluating the feasibility and merits of a potential business combination of their respective passive towers located in Italy into a single entity (the “Potential Business Combination”, jointly with the Active Sharing Project and the Passive Sharing Agreement, the “Initiatives”).

To facilitate the discussions around the Initiatives, Vodafone and TIM have entered into an exclusivity agreement.

With reference to the Active Sharing Project, Vodafone and TIM intend to enter into an agreement that would enable them to jointly roll-out 5G infrastructure. The Active Sharing Project would support a faster deployment of 5G over a wider geographic area, at a lower cost. The Parties will evaluate the technical and commercial feasibility of jointly deploying active 5G equipment across the country, including certain larger cities where each party may wish to retain strategic flexibility and ensure that they are able to meet the needs of their respective customers.

Vodafone and TIM also intend to consider active network sharing for their existing 4G networks, in order to support 5G active network sharing; this may also generate further efficiencies. Furthermore, Vodafone and TIM intend to upgrade their respective mobile transmission networks, adding higher capacity optical fibre cables (“Fiber-to-the-Site” or “backhauling”). This would enable customers to benefit from 5G’s new features, such as faster speeds and low latency, as well as provide both companies with greater economies of scale.

The Parties intend to extend the existing Passive Sharing Agreement, from approximately 10,000 sites today (approximately 45% of the Parties’ combined passive towers), to a nationwide agreement. The objective is to accelerate and enhance the deployment of 5G technology and use network infrastructure more efficiently, both in urban and rural areas.

With reference to the Potential Business Combination, Vodafone and TIM have also agreed to explore a potential transaction that would entail the Parties consolidating their c. 22,000 passive towers located in Italy into a single entity, potentially combining Vodafone’s passive tower infrastructure with the infrastructure of Inwit SpA, the 60%-owned and publicly listed tower subsidiary of TIM. Any such combination would be structured in a way that would be expected to be value accretive to all the parties involved. Over time, the Parties intend to explore opportunities to move active network equipment that is currently hosted on 3rd party towers to the infrastructure of the new company, wherever possible. The potential enlarged tower infrastructure would continue to seek to increase 3rd party tenancies to generate efficiencies.

The Potential Business Combination is intended to: (i) leave both Parties with equal shareholdings and governance rights in Inwit SpA, and (ii) ensure that there is no obligation for the Parties to launch a tender offer for Inwit’s shares.

The entire initiative is intended to promote healthy competition in the sector and facilitate an open environment for 5G development.

The Initiatives have been set out in the MoU and are subject to the Parties entering into legally binding agreements and receiving all necessary regulatory approvals.

Vodafone and TIM aim to conclude one or more of the Initiatives during 2019.

Aldo Bisio, CEO of Vodafone Italia, said: “This partnership will allow us to generate significant benefits for our customers and other stakeholders, who will be able to enjoy the best 5G experience, made available in a shorter period of time and across a wider geographical area. 5G represents a technological breakthrough that will have a profound impact on society, and that requires investment, efficiency and a rapid rollout. This has led us to broaden the scope of our existing successful partnership.”

Luigi Gubitosi, CEO, TIM, said: “This partnership will allow our customers to enter the 5G revolution faster and deeper, while at the same time making the best use of both companies’ resources. We believe that network sharing is key to do more, effectively and better for the benefit of our clients and all stakeholders, in view of the process of change that will be triggered by the launch of 5G in the years to come and that will be paramount for the development and digitalization of our Country”.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 44 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 9341Q

Vodafone Group Plc

25 February 2019

AT&T and Vodafone Business Team Up to Drive Internet of Things (IoT) Connectivity in the Automotive Industry

Collaboration will enhance safety, security and entertainment solutions for multi-national automakers

BARCELONA, February 25, 2019 — AT&T* and Vodafone Business are working together to accelerate Internet of Things (IoT) connectivity and innovation in the automotive industry. The companies will bring together their industry-leading expertise to develop superior and consistent connected car solutions and experiences for customers across their combined footprints in North America, Europe and Africa.

Automotive companies face many challenges when deploying connected car solutions across countries. Each market has unique requirements and regulations, and it can be complicated for automakers to work across multiple network operators and vendors.

AT&T and Vodafone Business understand the complexity of global deployments and aim to address these challenges. The goal is to simplify the deployment process, improve operations, deliver innovative solutions, and make the network certification process easier.

“This alliance with Vodafone Business is a natural extension of our existing relationship,” said Chris Penrose, President, Internet of Things Solutions, AT&T. “We each have rich experience in connected vehicle technology.  By working together, we can innovate faster and help our global customers bring connectivity, entertainment and telematics to more vehicles across our respective footprints.”

“Our work with AT&T will benefit automotive manufacturers and their customers around the world as we simplify processes and provide a consistent experience to accelerate IoT adoption in this fast-moving market,” said Stefano Gastaut, IoT Director, Vodafone Business. “As technology complexity increases, this is the right time to make technology adoption easier for the automotive industry to help them achieve their business outcomes. This is the goal of this alliance.”

The companies will prioritise projects to enhance safety, security and entertainment capabilities. Key areas of focus will be:

•                  5G and autonomous vehicle technology

•                  V2X capabilities (vehicle-to-everything)

•                  In-vehicle entertainment

•                  Connected car applications and services

•                  Global service quality models

•                  Connected car/ smart cities intersection

AT&T and Vodafone Business each provide connected car services and products for the automotive, fleet and insurance industries. They integrate electronic and telematics systems into complex vehicles, both at the point of manufacture and beyond. Together, the companies bring more than 50 years of experience in the automotive industry. And they collectively work with nearly 50 global automotive brands and connect more than 43 million cars and trucks on the road today.

AT&T and Vodafone also are pioneering the future of transportation and autonomous driving:

•                  Alliances: AT&T and Vodafone are board members of the 5GAA, a global, cross-industry organisation of companies from the automotive, technology and telecoms industries, working together to develop end-to-end solutions for future vehicular mobility and transportation services.

•                  V2X: Vodafone has been testing C-V2X (Cellular-vehicle-to-everything) in Germany for the past two years, integrating C-V2X with adaptive cruise control, a driver assistance system that warns the driver about something happening on the road, and also automatically accelerates or brakes in response. These trials pave the way for autonomous driving.

•                  Testing Facilities: In Germany, Vodafone has opened a 5G lab and test track to work with automotive companies to develop new transport innovations utilising 5G. AT&T is a founding member and exclusive connectivity provider of the American Center for Mobility, an advanced automotive development proving ground near Detroit, Michigan.

•                  Safety: AT&T is a founding member of Together for Safer Roads — a coalition of global, private sector companies focused on improving road safety and reducing deaths and injuries from car accidents.

For more information, check out the connected car pages for AT&T and Vodafone Business.

*About AT&T Communications

We help family, friends and neighbors connect in meaningful ways every day. From the first phone call 140+ years ago to mobile video streaming, we innovate to improve lives. We have the best network according to America’s biggest test.** We’re building FirstNet just for first responders and creating next-generation mobile 5G. With DIRECTV and DIRECTV NOW, we deliver entertainment people love to talk about. Our smart, highly secure solutions serve over 3 million global businesses — nearly all of the Fortune 1000. And worldwide, our spirit of service drives employees to give back to their communities.

AT&T Communications is part of AT&T Inc. (NYSE:T). Learn more at att.com/CommunicationsNews.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information about AT&T products and services is available at about.att.com. Follow our news on Twitter at @ATT, on Facebook at facebook.com/att and on YouTube at youtube.com/att.

© 2019 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

**Based on GWS OneScore Sept. 2018. Excludes crowd sourced studies.

For more information, contact:

Whitney Keeble

AT&T Corporate Communications

(404)-861-9236

Whitney.Golden@att.com

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 44 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

For more information contact:

Danielle Restivo, Head of External Communications, Vodafone Business

danielle.restivo@vodafone.com

RNS Number: 9358Q

Vodafone Group Plc

25 February 2019

Arm and Vodafone commit to work together to simplify
Internet of Things (IoT) deployment

Agreement combines iSIM, IoT software and network services to dramatically reduce complexity and enable fully open, remote provisioning of IoT devices.

Barcelona, Spain — 25 February, 2019 — Arm and Vodafone today announced a strategic agreement that will significantly reduce complexity and costs faced by organisations when implementing Internet of Things (IoT) solutions. Expanding on the companies’ previous collaboration around integrated SIM (iSIM) technology, this partnership brings together Vodafone IoT global platform and connectivity, and Arm’s IoT software and services to provide enterprises with programmable, connected system on chip designs that eliminate the need for traditional SIM cards.  This allows customers to securely deploy, remotely provision and manage massive numbers of IoT devices across global markets at a significantly lower cost and complexity.

“Fragmentation, security and cost are three limiting factors in IoT, and we believe a strong partner ecosystem is critical in solving these challenges,” said Dipesh Patel, president, IoT Services Group. “This partnership will enable global enterprises to significantly reduce the cost and complexity of securely connecting their IoT devices at scale so that they can quickly drive real value and actionable insights from their IoT data through our Pelion IoT platform.”

“Vodafone has been focused on building its global IoT platform & connectivity, to enable the fast deployment of IoT services,” said Stefano Gastaut, IoT Director, Vodafone. “Working together with Arm, we will combine the strengths of both companies to benefit our customers and break down the barriers, such as cost and complexity, which are hindering the adoption of IoT for many.”

This strategic partnership between Arm and Vodafone enables remote provisioning for devices using Narrow Band-IoT (NB-IoT) and Long Term Evolution for Machines (LTE-M) technologies and provides secure, open, standards-based deployment to any application and service provider across the globe. Arm® Kigen™ iSIM provides anyone deploying IoT devices globally with the means to develop and deploy a single IoT product that can be shipped and connected anywhere in the world.   Vodafone’s global IoT network enables organizations to connect IoT devices across the broadest global footprint through the Vodafone IoT platform or the Pelion™ IoT platform.

Arm and Vodafone’s leadership in NB-IoT and LTE-M technologies will unleash the potential of IoT by massively broadening the range of objects that can be connected and unlocking business and societal value. For example, using data from sensors on connected devices will help address challenges in feeding the earth’s growing population by improving yields of agriculture and livestock and reducing chemical and water use. This will also help utilities to more efficiently manage scarce resources such as water, gas and electricity and reduce carbon emissions.

This represents a major step towards enabling a wide ecosystem of device makers that will help businesses to tap into the potential of a trillion connected devices by 2035 and access the vast amount data they provide to drive better business outcomes. Joint solutions from Arm and Vodafone will be available in the first quarter of calendar year 2020.

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About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 44 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Arm

Arm technology is at the heart of a computing and connectivity revolution that is transforming the way people live and businesses operate. Our advanced, energy-efficient processor designs have enabled intelligent computing in more than 130 billion chips. More than 70% of the world’s population are using Arm technology, which is securely powering products from the sensor to the smartphone to the supercomputer. This technology combined with our IoT software and end-to-end connectivity, device and data management platform enables customers to derive real business value from their connected devices and data. Together with our 1,000+ technology partners we are at the forefront of designing, securing and managing all areas of compute from the chip to the cloud.

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. Arm is a registered trademark of Arm Limited (or its subsidiaries). All brands or product names are the property of their respective holders. © 1995-2018 Arm Group.

Contact for media enquiries:

Danielle Restivo Head of Communications, Vodafone Business danielle.restivo@vodafone.com	Evan Tamura Senior PR and AR Manager, Arm Evan.tamura@arm.com +1 (714) 349-2301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 1, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary